August 24, 2021	Abigail P. Hemnes abigail.hemnes@klgates.com

T +1 617 951 9053 F +1 617 261 3175

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention:	Christina DiAngelo Fettig Sonny Oh

Re:	John Hancock Investment Trust (the “Trust”) — File Nos. 002-10156 and 811-00560 Registration Statement on Form N-14

Dear Mr. Oh and Ms. Fettig:

On behalf of the Trust, we submit this letter in response to comments received by telephone on August 17, 2021 from Christina DiAngelo Fettig of the accounting review staff of the Securities and Exchange Commission (the “SEC”), and on August 20, 2021, from Sonny Oh of the SEC disclosure review staff, each with respect to the registration statement on Form N-14 (the “Registration Statement”) relating to the registration of shares of John Hancock Mid Cap Growth Fund, a series of the Trust (the “Acquiring Fund”), in connection with the reorganization of John Hancock Mid Cap Stock Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”), a series of John Hancock Funds II, with and into the Acquiring Fund (the “Reorganization”). The Registration Statement was filed with the SEC on July 27, 2021, accession no. 0001133228-21-004082.

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

Accounting Staff Comments

1.	Comment — In the shareholder letter section under the heading “Advantages of the proposed merger,” please remove the reference to allocating the costs of the reorganization since the Advisor will pay the expenses of the Reorganization.

Response — In response to this comment and Comments 3 and 4 below, the Trust has revised the disclosure in the first bullet to read as follows:

Expected economies of scale and potentially lower expenses in the future. Following the reorganization, the gross and net expenses of the combined fund are expected to be lower than, or the same as, those of your fund today—depending on the asset class you own. Moreover, as fixed costs are spread across the potentially larger asset base of the acquiring fund with greater potential for asset growth, overall gross shareholder expenses may be reduced in the future.

K&L Gates LLP

State Street Financial Center    One Lincoln Street    Boston    MA 02111

T +1 617 261 3100    F +1 617 261 3175    klgates.com

2.	Comment — In the shareholder letter section under the heading “Advantages of the proposed merger,” please supplementally explain why potential economies of scale are discussed, given that the Acquiring Fund is a shell fund with no assets.

Response — Supplementally, the Trust notes that the Reorganization is intended to transition the Acquired Fund out of the Acquired Trust and into the Acquiring Trust, which John Hancock Investment Management LLC believes will result in a combined fund with better opportunities for retail shareholder investment because of the Acquiring Fund’s additional share classes. These opportunities, and the combined fund’s expected lower net expense ratios, are expected to allow the combined fund to grow its assets which are expected to result in economies of scale for the combined fund.

3.	Comment — In the shareholder letter section under the heading “Advantages of the proposed merger,” please revise the disclosure regarding gross and net expenses to clarify that one class of the Acquiring Fund’s shares is expected to have a higher gross expense ratio than the Acquired Fund.

Response — The Trust notes that it has revised the fee tables to reflect current fees of the Acquired Fund, per Comment 12 below. Therefore, the expenses of Class NAV shares of the Acquiring Fund are no longer expected to be higher than the expenses of Class NAV shares of the Acquired Fund before expense waivers. Please see response to Comment 1 above for disclosure revisions.

4.	Comment — In the shareholder letter section under the heading “Advantages of the proposed merger,” please revise the disclosure regarding corresponding share classes since certain Acquired Fund share classes do not correspond with the Acquiring Fund’s share classes.

Response — Please see the response to Comment 1 above.

5.	Comment — On the proxy statement cover page under the heading “How the Reorganization will Work,” please supplementally explain or revise the disclosure regarding Acquired Fund liabilities that would not be assumed by the Acquiring Fund.

Response — Supplementally, the Trust notes that the liabilities that would not be assumed are liabilities arising out of the Reorganization, which would be paid out of the Acquired Fund’s assets (and therefore reduce the assets being acquired) and any liabilities incurred by the Acquired Fund arising from or related to a breach by the Acquired Fund of a representation or covenant under the Agreement and Plan of Reorganization.

6.	Comment — On the proxy statement cover page under the heading “Rationale for the Reorganization,” please supplementally explain or revise the disclosure regarding how the combined fund’s portfolio is expected to be substantially similar to the Acquiring Fund’s, given that the Acquiring Fund is a shell fund.

Response — Upon further review, the Trust has determined that the reference to “Acquiring Fund” in this sentence is incorrect, and has revised it to refer to the “Acquired Fund.”

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7.	Comment — On the proxy statement cover page under the heading “Rationale for the Reorganization,” and any other similar disclosures, please add a narrative comparison of the gross expense ratios for the conversion of Class 1 shares of the Acquired Fund to Class NAV shares of the Acquiring Fund.

Response — The Trust has revised the disclosure here and elsewhere as applicable to include the following sentence:

The hypothetical pro forma expense ratios of Class NAV shares of the Acquiring Fund received in the Reorganization are expected to be lower (0.87%) than the Class 1 shares of the Acquired Fund (0.92%) before expense waivers.

8.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Principal Investment Strategies,” please supplementally explain whether the use of the term “Growth” in the Acquiring Fund’s name represents a change in principal investment strategy.

Response — Supplementally, the Trust notes that the use of the term “Growth” in the Acquiring Fund’s name does not represent a difference in strategy between the Acquiring Fund and the Acquired Fund but, rather, reflects a clarification in the Acquiring Fund’s name of the Acquiring Fund’s principal investment strategy.

9.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please add to the discussion of fund repositioning prior to the Reorganization that the Acquired Fund will reposition in the normal course of fund management.

Response — The Trust notes that the language noted by the staff appears in each instance where repositioning prior to the Reorganization is discussed. Therefore, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Comparison of Investment Risks,” please supplementally explain and consider revisions to the presentation of the Funds’ risks. The Accounting Staff notes that the risks attributable to the Acquiring Fund and the Acquired Fund appear identical.

Response — The Trust supplementally notes that the “Equity securities risk” under the heading “Principal Risks Applicable only to the Acquiring Fund” includes disclosure regarding risks applicable to a growth strategy, where as the “Equity securities risk” under the heading “Principal Risks applicable only to the Acquired Fund” does not. The Trust further notes that the “Foreign securities risk” under the heading “Principal Risks Applicable only to the Acquiring Fund” refers to foreign government issuers in the first sentence, which reflects updates to the risk disclosure that are made in the ordinary course. Please see revisions to these risks in response to the disclosure staff Comment 35.

11.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Comparison of Expenses,” please supplementally explain why the pro forma expense ratios for the combined fund differ from the Acquiring Fund’s currently effective registration statement by one basis point. Because the Acquiring Fund is a shell fund, the Staff would expect that the expense ratios match. Please update the pro forma fee and expense disclosures as necessary.
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Response — The Trust notes supplementally that the pro forma expense ratios for the combined fund differ from the expense ratios in the Fund’s currently effective registration statement because the expenses in the Acquiring Fund’s currently effective registration statement were calculated using more current net asset information for the Acquired Fund. Therefore, the Trust has updated the expense information in the Registration Statement. Please see the response to Comment 12 for further information.

12.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Comparison of Expenses,” please confirm supplementally that the fees presented are current fees consistent with Item 3 of Form N-14.

Response — The Trust confirms that expenses of the Acquired Fund reflect current fees. With respect to the combined Acquiring Fund, the Trust has updated the fee table to reflect current fees based on more recent net asset information. The Trust has revised the introductory paragraph to the fee tables as follows to reflect the same:

The following expense tables briefly describe the fees and the expenses that shareholders of the Acquired Fund and the Acquiring Fund may pay if they buy and hold shares of each respective Fund and are based on: (a) expenses paid by Class NAV and Class 1 shares of the Acquired Fund for the twelve-month period ended February 28, 2021, the end of the Acquired Fund’s most recently completed semi-annual period; ~~(b) estimated expenses expected to be paid by Class NAV and Class R6 shares of the Acquiring Fund during its first fiscal year;~~ and (~~c~~b) the pro forma expenses of the Class NAV and Class R6 shares of the ~~Acquiring Fund~~ combined fund to be received in the Reorganization as of February 28, 2021, adjusted for Acquired Fund assets as of April 1, 2021 (showing the effect of the Reorganization had it occurred on March 1, 2020, the beginning of the twelve month period ended February 28, 2021).

13.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Comparison of Expenses,” please consider removing disclosures related to estimated expenses of the Acquiring Fund (a shell fund) so that only current expenses of the Acquired Fund and pro forma expenses of the combined fund are reflected. Please make corresponding updates to the introduction to the fee tables.

Response — The Trust has made the requested change.

14.	Comment — Similar to comment 13 above, under “Summary Comparisons of Acquired Fund to Acquiring Fund – Comparison of Expenses,” with respect to the expense examples, please consider removing disclosures related to estimated expenses of the Acquiring Fund (a shell fund) so that only current expenses of the Acquired Fund and pro forma expenses of the combined fund are reflected. Please make corresponding updates to the introduction to the fee tables.

Response — The Trust has made the requested changes to the expense example tables. The Trust has revised the introductory disclosure as follows:

The hypothetical examples below show what your expenses would be if you invested $10,000 over different time periods for your Fund and the Acquiring Fund, based on: (a) expenses paid by Class NAV and Class 1 shares of the Acquired Fund for the twelve-month period ended February 28, 2021, the end of the Acquired Fund’s fiscal period; ~~(b) estimated expenses expected to be paid by Class NAV and Class R6 shares of the Acquiring Fund during its first fiscal year;~~ and (~~c~~b) the pro

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forma expenses of the Class NAV and Class R6 shares of the combined fund to be received in the Reorganization as of February 28, 2021, adjusted for Acquired Fund assets as of April 1, 2021 (showing the effect of the Reorganization had it occurred on March 1, 2020, the beginning of the twelve month period ended February 28, 2021).

15.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Comparison of Expenses – Examples,” please consider clarifying that the expense example figures assume that the currently effective expense waivers will remain in place for the first year only.

Response — The Trust has revised the disclosure as follows:

The examples reflect the contractual expense waiver only for the ~~duration of the waivers reflected in the Annual Fund Operating Expenses tables above~~ one year period.

16.	Comment — Under “Comparison of Advisory Agreements,” please confirm the language included in the first sentence of the first paragraph and revise as necessary.

Response — The Trust has revised the disclosure as follows:

The Acquiring Fund advisory fee schedule is lower than the advisory fee schedule for the Acquired Fund when assets are above $3.2 billion, providing for potential economies of scale, as set forth below.

17.	Comment — Under “Comparison of Advisory Agreements – Comparison of Fund Performance,” please disclose that the Acquired Fund “will be,” rather than “expected to be,” the performance survivor following the Reorganization.

Response — The Trust will make the requested change.

18.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Reasons for the Reorganization,” please revise the disclosure as necessary to clarify that the Acquiring Fund’s gross expenses will be higher for certain share classes.

Response — Please see the response to Comment 3.

19.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization,” item 10 indicates that the Board considered alternatives to the Reorganization, including liquidating the Acquired Fund. However, other disclosure in the “Proposal to Approve an Agreement and Plan of Reorganization” section indicates that if the Reorganization is not approved, the Board may decide to continue operating the Acquired Fund or liquidate the Acquired Fund. Please clarify or supplementally explain why these disclosures are consistent.

Response — The Trust has revised the disclosure under the heading “Reasons for the Reorganization” as follows:

If shareholders do not approve the Reorganization, the Board will take such action as it deems to be in the best interests of the Acquired Fund, which may include continuing to

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operate the Acquired Fund as a stand-alone fund, liquidating the Acquired Fund, merging the Acquired Fund with other funds, or such other options the Board may consider.

In addition, the Trust has revised the disclosure in Item 10 as follows:

(10) possible alternatives to the Reorganization, including continuing to operate the Acquired Fund as a stand-alone fund, liquidating the ~~liquidation of~~ Acquired Fund, ~~or~~ merging the Acquired Fund ~~possible mergers~~ with other funds or such other options that the Board deems to be in the best interests of the Acquired Fund.

20.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization,” similar to comment 17 above, please disclose that the Acquired Fund “will be,” rather than “expected to be,” the performance survivor following the Reorganization.

Response — The Trust will make the requested change.

21.	Comment — Under “Further Information on the Reorganization – Additional Terms of the Agreement and Plan of Reorganization,” there is language indicating that if the Reorganization is not consummated the Advisor will pay the expenses of the Reorganization. Please confirm if such language appears in the Agreement and Plan of Reorganization and, if not, please consider adding such language.

Response — In response to this comment, the Trust notes that if the Reorganization is not consummated, the Acquiring Fund would still be responsible for governmental fees required in connection with the registration or qualification of the Merger Shares under applicable state and federal laws pursuant to Section 5(a) of the Agreement and Plan of Reorganization. Therefore the Trust has revised the disclosure as follows:

If the Reorganization is not consummated, the Advisor will pay the expenses of the Reorganization, except as provided in the Agreement and Plan of Reorganization.

22.	Comment — Under “Capitalization,” please remove references to assuming that the Reorganization occurred a year prior to the as-of date of the capitalization figures.

Response — The Trust has revised the disclosure as follows:

The following table sets forth the capitalization of the Acquired Fund and the Acquiring Fund as of February 28, 2021, and the pro forma combined capitalization of the Acquiring Fund as of February 28, 2021~~if the proposed Reorganization had occurred a year earlier, on March 1, 2020~~.

23.	Comment — Under “Capitalization,” we note that the figures in the table do not sum. Please update the figures or supplementally describe any calculation adjustments applied to the figures.

Response — The Trust has revised the disclosure as follows to clarify:

If the Reorganization had taken place on March 1, 2020, in accordance with the Agreement, approximately 52,439,976 Acquiring Fund Class NAV shares would have been issued to holders of the Acquired Fund Class NAV shares and Class 1 shares in exchange for each Class NAV share and Class 1 share held, as applicable; and approximately 22,879,844 Acquiring Fund Class R6

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shares would have been issued to holders of the Acquired Fund Class 1 shares in exchange for each Class 1 share held, as applicable. In addition, $617,069,388 off Class 1 assets would have merged into Class R6. $46,446,083 of Class 1 assets and $1,395,144,170 of Class NAV assets would have merged into Class NAV.

24.	Comment — Under “Conflicts of Interest,” please clarify the language regarding how the Advisor may benefit by decreasing the amount of fund expenses waived. As currently drafted, it appears the Advisor will be waiving more as a result of the Reorganization.

Response — The Trust has removed the last sentence of the paragraph under the heading “Conflicts of Interest.”

Disclosure Staff Comments

25.	Comment — In the shareholder letter section under the heading “Advantages of the proposed merger,” please revise the disclosure regarding gross and net expenses to clarify that one class of the Acquiring Fund’s shares is expected to have a higher gross expense ratio than the Acquired Fund.

Response — Please see response to Comment 3 above. The Trust notes that it has revised the fee tables to reflect current fees of the Acquired Fund, per Comment 12 above. Therefore, the expenses of Class NAV shares of the Acquiring Fund are no longer expected to be higher than the expenses of Class NAV shares of the Acquired Fund before expense waivers. Please see response to Comment 1 above for disclosure revisions.

26.	Comment — In the shareholder letter section under the heading “How to vote,” the disclosure states that “[d]ue to the difficulties arising from the COVID-19 pandemic,” the date, time or manner in which the special meeting is held may change. Given that the meeting will be held by phone, please supplementally explain what might cause a change to the manner in which the special meeting is held?

Response — The Trust does not plan to change the manner in which the special meeting will be held. However, there are still numerous uncertainties related to the COVID-19 pandemic that could potentially impact the special meeting, including, among others, employee availability or third party platform hosting availability beyond the Trust’s control.

27.	Comment — In the Notice of Special Meeting of Shareholders, the same disclosure as noted in comment 26 above appears. Please supplementally explain what might cause a change to the manner in which the special meeting is held?

Response — Please see response to Comment 26 above.

28.	Comment — In the Notice of Special Meeting of Shareholders, there is disclosure regarding a shareholder’s plans to “attend the meeting.” Given that the meeting will be held telephonically, please consider clarifying this in such disclosures.

Response — The Trust has revised the disclosure as follows:

Whether or not you expect to attend the telephonic meeting, please complete and return the enclosed proxy card(s).

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29.	Comment — On the proxy statement cover page under the heading “How the Reorganization will Work,” the Staff notes that it is proposed that certain Class 1 shareholders of the Acquired Fund will receive either Class R6 or Class NAV shares of the Acquiring Fund “depending on class eligibility.” Please supplementally explain the legal basis for exchanging shareholders of the same class of the Acquired Fund into separate classes of the Acquiring Fund.

Response —Supplementally, the Trust notes that Acquired Fund Class 1 shares held by certain shareholders will receive Class R6 shares of the Acquiring Fund, which is the least expensive share class available to those certain shareholders. Target Fund Class 1 shares held by the other shareholders will receive Class NAV shares of the Acquiring Fund, which is the least expensive share class available to those shareholders.

30.	Comment — On Page 2, please update the date of the SAI that relates to the Proxy/Prospectus.

Response — The Trust will make the requested change.

31.	Comment — Under “Proposal – Reorganization of Mid Cap Stock Fund,” please clarify that the Acquired Fund Board recommends that shareholders approved the Proposal, rather than simply “the Board.”

Response — The Trust will revise the disclosure as follows:

The Board of the Acquired Fund unanimously recommends that shareholders vote FOR this proposal

32.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Portfolio Managers,” please provide the year the portfolio managers began managing the Acquiring Fund.

Response — Generally, the date that a newly established John Hancock fund (such as the Acquiring Fund) commences operations is not known at the time that the fund’s shares are registered with the SEC. Thus, if a portfolio manager is expected to manage the fund when it commences operations, the John Hancock funds’ usual practice is to disclose that the portfolio manager has managed the fund since inception, in order to preserve flexibility in disclosure for new funds. The Trust further notes that the disclosure is consistent with the disclosure in the currently effective registration statement for the Acquiring Fund. The year in which each portfolio manager commenced management of the Fund will be disclosed in the Fund’s first annual update. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

33.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” please confirm the figures provided for expected capital gains of portfolio repositioning.

Response — The Trust has revised the disclosure as follows:

Accordingly, any brokerage commissions on the Acquired Fund’s sale of portfolio securities are expected to be negligible (0.00%, or less than $0.01 per share), and the resulting capital gains are expected to be negligible (~~$~~0.00% or $0.00~~1~~ per share).

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34.	Comment — Under “Summary Comparisons of Acquired Fund to Acquiring Fund – Investment Objectives and Principal Investment Strategies,” the disclosure states that a difference between the Funds’ principal investment strategies is that the Acquired Fund may focus its investments in a particular sector of the economy, while the Acquiring Fund does not. However, “Sector Risk” is listed as a principal risk common to both funds. Please supplementally explain or clarify the disclosure.

Response — The Trust has moved the “Sector risk” disclosure to be located under the heading “Principal Risks Applicable only to the Acquired Fund.”

35.	Comment — Please consider including “Equity securities risk” and “Foreign securities risk” under “Comparison of Investment Risks” and then explaining the differences in narrative form.

Response — The Trust has made the requested change. In addition, the Trust has added the following disclosure immediately under the heading “Comparison of Investment Risks:”

While Equity securities risk and Foreign securities risk are applicable to both the Acquired Fund and the Acquiring Fund, the Equity securities risk applicable to the Acquiring Fund includes disclosure regarding risks applicable to a growth strategy because of the use of the term “growth” in the Acquiring Fund’s name. In addition, the “Foreign securities risk” applicable to the Acquiring Fund refers to foreign government issuers in the first sentence, whereas the “Foreign securities risk” applicable to the Acquired Fund does not.

36.	Comment — Throughout the Proxy/Prospectus, please consistently refer to the most recently completed semi-annual period where applicable.

Response — The Trust has made the requested changes.

37.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization,” please supplementally explain how the Acquiring Fund provides exposure to return opportunities and increased shareholder distribution opportunities that the Acquired Fund does not.

Response — Please see response to Comment 2 above. In addition, the Trust notes that the Acquiring Fund offers retail share classes, whereas the Acquired Fund does not. These additional share classes will allow the Acquiring Fund to increase its asset base and will allow the Acquiring Fund to be available on additional distribution platforms. This, in turn, will allow the Acquiring Fund to increase its opportunities to provide returns to its investors.

38.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization,” please confirm the disclosure includes the material adverse factors considered by the Board in approving the Conversion.

Response — The Trust confirms that the Board considered all material factors related to the Conversion, as they deemed appropriate in their reasonable business judgment.

39.	Comment — Under “Proposal to Approve an Agreement and Plan of Reorganization – Board Consideration of the Reorganization,” please confirm that disclosures regarding Fund strategy are consistent.
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Response — The Trust has revised the disclosure as follows:

The Board noted that the Acquiring Fund had not yet commenced operations and therefore had no performance history, but that performance would have been substantially similar given the Funds’ identical investment objectives and substantially identical investment ~~objectives,~~ strategies and ~~policies~~risks.

40.	Comment — Under “Funds’ Past Performance,” please revise the disclosure regarding similar portfolios of investment, given that the Acquiring Fund is a shell fund.

Response — The Trust has revised the disclosure as follows:

Returns for Class NAV shares of the Acquiring Fund~~s~~ would have been substantially similar to returns of Class NAV shares of the Acquired Fund ~~Class 1 and Class R6 shares~~ because the combined fund’s portfolio ~~each share class~~ is expected to be substantially similar to the Acquired Fund’s current portfolio. In addition, returns of the Acquiring Fund’s Class R6 shares and Class NAV shares would have been substantially similar to the returns of Class 1 shares of the Acquired Fund for the same reason. ~~invested in the same portfolio of securities and~~ In each case, returns would differ only to the extent that expenses of the classes are different. To the extent expenses of a class would have been higher than expenses of ~~Class NAV~~ another class of shares for the periods shown, performance would have been lower.

41.	Comment — Under “Voting Rights and Votes Required,” please revise the table disclosing the effect of broker non-votes on quorum. The staff believes that as this is a non-routine matter, the broker has no right to submit a proxy on behalf of a shareholder unless there is specific voting instructions, in which case, the Trust would not be able to consider broker non-votes for purposes of determining quorum.

Response — The Trust has removed the disclosure regarding broker non-votes as it is not applicable to the Acquired Fund’s shareholder base. The Trust reserves the right to address the substance of the staff’s comment in the future.

42.	Comment — Under “Information Concerning the Meeting – Revoking Proxies,” please clarify the disclosure to include proxies by mail, telephone, and internet.

Response — Because the Trust will not be providing an option for shareholders to vote via the internet or the telephone, the Trust respectfully declines to make any changes in response to this comment.

43.	Comment — Under “Information Concerning the Meeting – Telephone Voting,” please disclose the approximate costs of the telephone voting platform, and who pays for such costs. Please update disclosures throughout the Proxy/Prospectus accordingly.

Response — The Trust notes that the Acquired Fund will not be using a proxy solicitation firm and will not be providing shareholders a platform to vote via the internet, because of the Acquired Fund’s shareholder base. Therefore, the Trust will remove the disclosures regarding voting via telephone and via the internet.

44.	Comment — In the SAI, please consider providing a summary list of service providers.
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Response — The Trust respectfully notes that such information is included in the statements of additional information for the Acquired Fund and Acquiring Fund, both of which are incorporated by reference into the Registration Statement. The Trust respectfully declines to make any changes in response to this comment.

45.	Comment — In the Part C, please provide the relevant EDGAR 1933 Act identifying codes for the filing.

Response — The Trust will consider making the requested change in the next routine annual update of the Acquiring Fund’s registration statement.

46.	Comment — In the Part C, please ensure that all exhibits are hyperlinked.

Response — The Trust will ensure this is done at the next routine annual update of the Acquiring Fund’s registration statement.

47.	Comment — In the Form of Proxy Card, please more prominently reflect that shareholders may vote “in accordance with their best judgment” on other matters.

Response — The Trust will make the requested change.

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The Trust, on behalf of the Acquiring Fund, intends to file a definitive Registration Statement that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 951-9053.

Sincerely,

/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:	Thomas Dee, Assistant Secretary of the Trust
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